

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

July 14, 2009

Jeff Isom
Executive Vice President of Finance and Accounting
Plains Capital Corporation
2911 Turtle Creek Boulevard
Suite 700
Dallas, TX 75219

>   **Re: Plains Capital Corporation**
>   **Form 10-12G**
>   **Filed April 17, 2009**
>   **File No. 000-53629**

Dear Mr. Isom:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: (facsimile only)

Gregory R. Samuel
Haynes and Boone, LLP